UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing:   Director Shareholding


30 June 2003

RNS
The London Stock Exchange
Old Broad Street
London EC2N 1HP


Dear Sirs

                           Pearson plc (the Company)

The Company wishes to notify the following changes in Directors' interests arising out of the release of "matching shares" under its Annual Bonus Share Matching Plan (the Plan).

On 27 June 2003, participants became entitled to ordinary shares in the Company (shares) on maturity of their right to "matching shares" under the rules of the Plan. Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-two basis if a corporate performance target is met over a three-year period, and on a one-for-one basis if a further corporate performance target is met over a five-year period. In relation to awards made on 25 June 1998 the three-year performance target was met in 2001, but the five-year performance target was not met in 2003. Accordingly, under the rules, participants are now only entitled to matching shares on a one-for-two basis.

The pre-tax number of matching shares to which executive Directors became entitled is as follows.

            Name of director                         Number of shares

           Marjorie Scardino                              3,900
           John Makinson                                  2,293

The rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 27 June 2003 at a price of 572.75p per share, leaving the after-tax number of shares set out the final column below.

 Name of director      Number of shares sold       Number of shares retained

Marjorie Scardino             1,599                           2,301
John Makinson                 941                             1,352

As a result, the executive Directors named above are interested in the following shares (excluding shares to which they may become entitled, subject to satisfaction of any relevant conditions, under the Company's employee share schemes):

            Name of director                         Number of shares

           Marjorie Scardino                             90,741
           John Makinson                                 38,683

The shares required to satisfy these awards have been sourced from two employee benefit trusts established by the Company. Each executive Directors is deemed for Companies Act purposes to be interested in all the shares held by these trusts. As a result of the release of shares described above, the number of shares held by Pearson Employee Share Trust Limited designation 'A' (as trustee of the Pearson Employee Share Trust) is now 26,513 shares (representing 0.003% of the Company's issued ordinary share capital), and the number of shares held by Mourant & Co Trustees Limited (as trustee of the Pearson plc Employee Share Ownership Trust) is 745,352 shares (representing 0.093% of the Company's issued ordinary share capital).

Yours faithfully

Stephen Jones
Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 June 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary